SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number 0-18760

Unilens Vision Inc.
(Translation of Registrant’s Name Into English)

1780-400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated May 21, 2008.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
UNILENS VISION INC.
(Registrant)

Date: May 21, 2008	By	/s/Leonard F. Barker
		Name:	Leonard F. Barker
		Title:	Chief Financial Officer

For Immediate Release

UNILENS LAUNCHES ASPHERIC C-VUE® DAILY DISPOSABLE LENS

C-VUE 1 DAY ASV SINGLE VISION LENS NOW AVAILABLE THROUGH LICENSED
EYE CARE PROFESSIONALS ONLY

LARGO, Florida (May 21, 2008) - Unilens Vision Inc. (OTC Bulletin Board: UVICF; TSX Venture Exchange: UVI), which develops, licenses, manufactures, distributes and markets specialty contact lenses, today announced the launch of the all new C-VUE® 1 Day ASV, which is the first aspheric, daily disposable contact lens sold under the C-VUE brand.

Unilens, known as the “Eye Care Professional’s Specialty Contact Lens Company” continues its tradition of providing outstanding specialty lens solutions exclusively to licensed optical professionals by offering the new C-VUE 1 Day ASV (Aspheric Single Vision) lens as a daily disposable that is ideal for low level astigmats, early presbyopes, and those who simply wish to improve their vision. The new product offering will provide independent practitioners with an additional aspheric C-VUE contact lens option that contributes to patient retention and practice profitability.

C-VUE 1 Day ASV is an easy to fit contact lens, designed with aspheric optics that provides superb comfort and an improved depth of focus at all ranges. There is no required daily cleaning or care required. The lenses may be worn for a day and then just simply thrown away.

“With the continued success of our best selling, C-VUE Multifocal lenses, C-VUE Toric Multifocal and C-VUE ASV we are now pleased to offer our very first daily disposable single vision solution with the C-VUE 1 Day ASV to licensed eye professionals only,” stated Michael Pecora, Chief Executive Officer of Unilens Vision Inc. “This new offering expands the Company’s portfolio of soft lens products, serving the rapidly growing one-time use daily disposable single vision market,” concluded Mr. Pecora.

About Unilens Vision Inc. - “The Eye Care Professional’s Specialty Contact Lens Company”

Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C-VUE, Unilens, Sof-Form, Aquaflex, SoftCon, Lombart, and LifeStyle brands. Additional information on the Company may be accessed on the Internet at www.unilens.com.

The Company’s common stock is listed on the OTC Bulletin Board under the symbol “UVICF” as well as the TSX Venture Exchange under the symbol “UVI”.

The information contained in this news release, other than historical information, consists of forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s most recent filings with the SEC and the TSX Venture Exchange.        The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:
Kelly McKnight at (727) 544-2531